SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment #5)
Under the Securities and Exchange Act of 1934

meVC Draper Fisher Jurvetson Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55271E105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 9 pages)
Two Exhibits Attached.

















ITEM 1	Security and Issuer
		Common Stock
		meVC Draper Fisher Jurvetson Fund
		meVC Advisors, Inc.
		901 Folsom Street, Suite 101
		San Francisco, CA   94107
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of MVC on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a)  KIM has purchased Shares for investment purposes.  Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MVC fit the investment guidelines for various Accounts.  Shares have been acquired
since  October 31, 2000.
b)  Although originally purchased for investment purposes only, concerns regarding the fund?s large fee compensation, large cash holdings and the market price?s wide discount to net asset value prompted KIM to approach management.  During April of 2002
KIM conversed with management several times, via phone and
e-mail, regarding our concerns.  On June 21, the Fund contacted
KIM to inform us of a press release from June 20 regarding the resignation of meVC Advisors.  On September 20, 2002, KIM submitted a proposal to be presented to shareholders at the next shareholder meeting for the fund to conduct a tender offer of 25 percent of outstanding shares at 95 percent of the fund?s net asset value.  (See Exhibit 1)  On October 2 we sent a letter to the acting Chief Operating Officier of the fund to express our discontent with the actions taken by the board and management.  (See Exhibit 2) Our original proposal was rejected for technical reasons, on October fourth we resubmitted the proposal after the appropriate changes were made.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 554,441 shares, which represents 3.36% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 3450 shares purchased on December 20, 2000 at $9.94 (500 shares), January 17, 2001 at $11.69
(100 shares), February 7 and 8 at $11.68 (900 shares), March 16 at
$10.80 (200 shares), March 22 at $9.97 (100 shares), March 23 at $10.63
(50 shares), March 27 at $10.46 (300 shares), March 28 at $10.20 (100 shares), April 30 at $11.30 (200 shares), May 2 at $11.05 (50 shares),
September 21 at $9.60, January 9 and 10, 2002 at $9.94 (100 shares),
January 11 at $9.82 (100 shares), January 14 at $9.80 (50 shares), January
15 at $9.76 (50 shares), January 16 at $9.56 (50 shares), January 17 at
$9.61 (100 shares), January 18 at $9.60 (200 shares), January 29 at $9.47
(50 shares), May 5 at $8.85 (50 shares), and August 29 at $7.86 (100 shares). George W. Karpus presently owns 4800 shares purchased on December 28, 2001 at $9.88 (1000 shares), January 10, 2002 at $9.93
(50 shares), January 15 at $9.76 (50 shares), January 18 at $9.61 (100 shares), January 29 at $9.47 (50 shares), February 20 and 21 at $8.83
(1000 shares), March 21 at $8.94 (25 shares), July 5 at $8.32 (725 shares), August 12 at $7.44 (1000 shares), August 26 at $7.93 (50 shares), August
29 at $7.86 (100 shares), September 11, 12, & 16 at $7.75 (250 shares),
September 24 at $7.74 (200 shares), September 25 at $7.76 (100 shares) and at $7.74 (100 shares). Dana R. Consler currently owns 600 shares purchased on March 23, 2001 at $10.63 (50 shares), March 28 at $10.20
(100 shares), April 30 at $11.29 (25 shares) and at $11.30 (200 shares),
May 2 at $11.05 (25 shares), August 13 at $10.90 (100 shares), January
29, 2002 at $9.47 (50 shares) and March 5 at $8.85 (50 shares). None of the other Principals of KIM presently owns shares of MVC.
       b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,











DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
8/1/2002
4700
7.62

9/3/2002
8600
7.8
8/8/2002
1800
7.49

9/4/2002
550
7.75
8/9/2002
500
7.49

9/9/2002
725
7.67
8/12/2002
1000
7.43

9/11/2002
1200
7.76
8/12/2002
625
7.44

9/12/2002
3200
7.77
8/13/2002
1125
7.41

9/16/2002
6100
7.76
8/15/2002
1650
7.24

9/17/2002
2600
7.76
8/20/2002
700
7.66

9/17/2002
125
7.76
8/21/2002
600
7.78

9/18/2002
940
7.76
8/22/2002
2800
7.89

9/20/2002
-850
7.85
8/26/2002
4300
7.92

9/20/2002
200
7.86
8/27/2002
7950
7.97

9/23/2002
250
7.83
8/29/2002
12450
7.88

9/24/2002
8760
7.75
8/30/2002
1000
7.81

9/25/2002
17850
7.74




9/26/2002
750
7.97




9/30/2002
6300
7.85
* The 625 shares from 8/12 were delivered into our firm.
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of MVC Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.









Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



October 9, 2002 			      By:________________________
          Date						   Signature
					   	George W. Karpus, President
          Name/Title






Exhibit 1
Proposal Submitted to the Fund on October 4, 2002



OCTOBER 4, 2002


MR. JOHN M. GRILLOS, CHAIRMAN
MEVC DRAPER FISHER JURVETSON FUND I
991 FOLSOM STREET
SAN FRANCISCO, CA 94107

DEAR MR. GRILLOS,

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner as of August 31, 2002, of 497,266 shares of the common stock of meVC Draper Fisher Jurvetson Fund I (MVC) (the Fund). KIM has beneficially owned in excess of one percent of the outstanding shares of the Fund for at least one year or more as attested by Schedule 13D filings with the Securities and Exchange Commission. KIM?s first purchase of shares began on October 31, 2000. All such purchases have been made in the open market.

Pursuant to Rule 14-28(b)(2)(ii) of the Securities Exchange Act of 1934, we
(KIM) are hereby submitting the following proposal and supporting statement for inclusion in any and all proxy materials at the next meeting of shareholders. Attached is our Schedule 13D as electronically filed with the Securities and Exchange Commission.

PROPOSAL

Karpus Investment Management proposes: In each year where the fund discount averages over ten percent, meVC Draper Fisher Jurvetson Fund I
(MVC) will conduct a tender offer for 25 percent of the outstanding shares at an amount equal to 95 percent of the NAV.

SUPPORTING STATEMENT

KIM believes current Fund Management of MVC is not making significant efforts to close the wide discount at which the fund trades. From May 26, 2000 through August 30, 2002, the Fund traded at an average discount of 34.95%.

KIM believes a reasonable way for shareholders to recognize their investment value is through a tender offer of 25% of the outstanding shares. If this occurred, shareholders would increase the value of tendered shares by 49.47% (based on the August 30, 2002 NAV).

It is KIM?s opinion the Fund failed to address the persistently wide discount. As of September 17, 2002, the Fund held 72.6% of its assets in cash, charging an exorbitant 2.5% fee. Current low short-term rates are causing a negative return on almost 73% of the portfolio. If cash remains in the Fund, it will dwindle away as it performs at rates below fees.

The Fund began trading on 5/26/00 at a market price of $18.99. On 9/17/02 the Fund closed at $7.76, a 59% LOSS. This abysmal performance occurred despite the 70% cash position. While shareholders were economically harmed, Management collected over $7,000,000 in fees on cash balances (since inception).

Management consoles shareholders by incorrectly comparing performances of MVC and the Nasdaq Index (CCMP) using uneven time periods. Management compares the performance of CCMP from March 31, 2000 to July 31, 2002 (-70.76%) to the performance of MVC from May 26, 2000 to July 31, 2002 (-60.48%). When comparing CCMP performance from May 26, 2000 to July 31, 2002, the disparity narrows significantly.

It is questionable that the Fund compares the 35%-invested MVC to the fully-invested CCMP. Assuming cash earned 0%, a fund that was 35% invested in CCMP and 65% invested in cash during the time period from May 26, 2000 to July 31, 2002 would have lost only 21.1% while MVC lost 60.48%.

KIM believes conducting tender offers is a proven method for shareholders to recognize their investment value. Considering the Fund currently trades at a price lower than cash per share, a tender offer is a reasonable method to return value to shareholders. With a 25% tender of MVC at 95% of NAV, shareholders would recognize an immediate return of approximately 49.47% on tendered shares (based on price of $7.85 and NAV of $12.35 as of 8/30/02). If these tender offers are conducted yearly, shareholders will continue to increase their investment value.

Sincerely,



Scott D. Nasca
Corporate VP & Director of Equity Investments

SDN/rl
















EXHIBIT 2
LETTER SENT TO THE CHIEF OPERATING OFFICIER ON OCTOBER 2, 2002



October 2, 2002

Ms. Ann E. Oglanian
Acting Chief Operating Officer
meVC Draper Fisher Jurvetson Fund
991 Folsom Street
San Francisco, California 94107

Dear Ms. Oglanian:

I am writing to express my disappointment with the recent actions taken by the directors of the Fund. In the October 1, 2002, press release you outline plans ?designed to enhance shareholder value?. I believe these plans are a weak attempt to pacify the many disgruntled MVC shareholders.
A buyback of up to $20 million of shares is less than 10% of the net assets of the Fund while approximately 72.5% of the fund?s assets are in cash on which shareholders are paying exorbitant fees (as of 10/1/02, according to your website). I believe that over the long-term, share buyback programs do not have a significant impact in reducing the discount and MVC?s wide discount will fail to narrow significantly.
Additionally, there is no guarantee that the buyback of $20 million of shares will even occur. Management?s conditions for buying back shares only when the market price is below the cash amount per share alleviate them from fulfilling this goal if they choose to invest more of the funds. Based on management?s poor company selection thus far, I believe shareholders deserve a guaranteed return on their investment rather than continued depletion of the net assets of the fund.
Tender offers are a proven method for shareholders to recognize some of their investment value. Considering the Fund trades at a price lower than the cash amount per share, a tender offer is a reasonable method to return value to the shareholders. With a 25% tender of the outstanding shares at 95% of NAV, shareholders would recognize an immediate return of approximately 45.7% on tendered shares (based on price of $8.04 and NAV of $12.33 as of 10/1/02).
I am also disappointed in your plan to keep MVC?s portfolio 100% invested in technology-related companies. I believe this limited exposure has contributed to the fund?s poor performance. In the press release, you state that ?valuations appear to be at a cyclical bottom?. In my telephone conversation with management nine months ago, I was told the exact same thing. Will I hear this again next year?


Finally, I believe the appointment of John Grillos as Chief Investment Officer, while retaining his position as Chief Executive Officer and Chairman of the Board is questionable and has contributed to my loss of confidence in the Fund. I sincerely hope that the board is not undermining shareholder rights to Approve managers through the appointment of Grillos.
I encourage you to contact me at (585)586-4680 to discuss this matter further.

Sincerely,



Scott D. Nasca
Corporate Vice President